Exhibit (a)(18)
From: [Division Chief Executive or Division HR]
Subject: Offer to Amend Performance Equity – Deadline Monday, Sept. 14 at 5 pm Eastern

If you intend to participate in the Offer to Amend Certain Outstanding Performance-Based Options and Restricted Stock Units, you have only one business day left.  You must submit your election form by 5:00 p.m. Eastern Time on Monday, September 14. Late submissions cannot be accepted, and we therefore urge you to respond as soon as possible to avoid any last minute problems.
If you decide not to participate in the Offer to Amend, your eligible awards will remain subject to their current terms. At the present time, SunGard believes that it is not likely that the minimum performance targets for 2009 and 2010 will be met under the current terms, which makes it highly unlikely that any of your eligible awards will vest at the end of 2009 or 2010. By reducing the performance targets as described in the Offer to Amend, SunGard intends to make the targets more achievable.
You may submit your election form via fax or e-mail (via PDF or similar imaged document file) using the following contact information:
SunGard
Attention: Victoria Silbey
Fax: (610) 964-4361
E-mail: equity@sungard.com
In case you were not able to participate in the three Webex sessions recently held, attached are the presentation slides that were reviewed.
If you have any questions about the offer or submitting your election form, please direct them to equity@sungard.com.  If you have already returned your election form, no further action is required.